United States securities and exchange commission logo





                             September 20, 2021

       Catherine Hastings
       Chief Financial Officer
       Innovative Industrial Properties, Inc.
       1389 Center Drive, Suite 200
       Park City, UT 84098

                                                        Re: Innovative
Industrial Properties, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-37949

       Dear Ms. Hastings:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Acquisition of Rental Property, Depreciation and Impairment, page 65

   1. We note that you capitalize and depreciate tenant improvements when you are considered to be the owner of such
improvements over the estimated useful lives of the
                                                        improvements, not to
exceed 40 years. Please expand your disclosure to explain how you determine whether you
or the tenant is the owner of the improvements, citing relevant accounting literature.
In addition, please tell us how you considered ASC 842-10-35-6 in determining the
amortization period of tenant improvements.
       Note 2. Summary of Significant Accounting Policies and Procedures and Recent Accounting
       Pronouncements
       Revenue Recognition, page F-9

   2. We note that you record revenue for each of your properties on a cash basis due to the
 Catherine Hastings
Innovative Industrial Properties, Inc.
September 20, 2021
Page 2
         uncertain regulatory environment in the United States relating to the medical-use cannabis industry and the uncertainty of collectability of lease payments from each tenant due to its limited operating history. Please provide us with a more in-depth understanding of how you determined that collection of lease payments was not probable from any of your tenants at lease inception and whether or not you perform reassessments of collectability after the lease commencement date. Refer to ASC 842-30-25-12 and 13. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Kristina
Marrone, Staff Accountant at 202-551-3429 if you have any questions.



FirstName LastNameCatherine Hastings                           Sincerely,
Comapany NameInnovative Industrial Properties, Inc.
                                                               Division of
Corporation Finance
September 20, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName